Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	3Q05 Earnings Release - November 09, 2005	3
2.	Interim financial statements for 3Q05 and 9M05 – November 09, 2005	22
3.	Minutes of a Meeting of the Board of Directors, November 9, 2005	60

ITEM 1

3rd Quarter 2005

ULTRAPAR PARTICIPAÇÕES S.A.

(BOVESPA:UGPA4/NYSE:UGP)

INFORMATION AND RESULTS FOR THE THIRD QUARTER 2005
(São Paulo, Brazil, November 9, 2005)

Despite good sales volumes, Ultrapar's September YTD net earnings were 16% lower than the same period in the previous year. The simultaneous combination of a significant appreciation in the Brazilian currency, increased oil prices and the drop in petrochemical commodity prices had a negative influence on the company's financial performance.

➢	OXITENO 3Q05 DOMESTIC SALES VOLUME ROSE BY 9% AND 18% IN RELATION TO 3Q04 AND 2Q05, RESPECTIVELY;
➢	ULTRAGAZ 3Q05 SALES VOLUME INCREASED BY 2% AND 5%, IN RELATION TO 3Q04 AND 2Q05, RESPECTIVELY;
➢	3Q05 EBITDA AMOUNTED TO R$ 127 MILLION, 42% AND 23% LOWER THAN 3Q04 AND 2Q05, RESPECTIVELY;
➢	9M05 EBITDA AMOUNTED TO R$ 459 MILLION, 17% LOWER THAN THE 9M04 EBITDA.

“Soaring product costs arising from the new level of oil prices once again highlights the need for growth through increased scale, outstanding technological edge and focus on the optimization of costs and expenses. We have consistently expanded the company's sales volume and we are investing in projects that will ensure significant volume growth at Oxiteno, through the manufacture of products with higher value added, principally from 2007 onwards. In addition, acquisition opportunities are being pursued to expand our position in the Latin American ethylene oxide market and to position ourselves as an international LPG distributor with expertise in emerging markets.”

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A.
UGPA4 = R$ 37.95 / share
UGP = US$ 17.24 / ADR
(09/30/05)

3rd Quarter 2005

Summary of the 3rd Quarter 2005

Ultrapar, a company engaged in distribution of LPG (Ultragaz), production of chemicals (Oxiteno) and logistics services for chemical products and fuels (Ultracargo), hereby reports the following results for the third quarter of 2005:

Profit & Loss Data Ultrapar Consolidated	3Q05	3Q04	2Q05	Δ(%) 3Q05v3Q04	Δ(%) 3Q05v2Q05	9M05	9M04	Δ(%) 9M05v9M04

Net Sales and Services	1,229	1,320	1,202	(7%)	2%	3,568	3,564	0%
Gross Profit	220	322	251	(32%)	(13%)	729	826	(12%)
Operating Profit	79	177	119	(55%)	(33%)	320	422	(24%)
EBITDA	127	220	165	(42%)	(23%)	459	551	(17%)
Net Earnings	67	130	89	(48%)	(25%)	257	305	(16%)
Earnings per shares	0.83	1.86	1.10*	(55%)	(25%)	3.23*	4.37	(26%)
Amounts in R$ million (except EPS)

* Calculated based on the weighted average of the number of shares outstanding during the period

Operational Data - Ultragaz	3Q05	3Q04	2Q05	Δ(%) 3Q05v3Q04	Δ(%) 3Q05v2Q05	9M05	9M04	Δ(%) 9M05v9M04

Total Volume (‘000 tons)	409	401	388	2%	5%	1,153	1,169	(1%)
Bottled	281	270	264	4%	7%	784	794	(1%)
Bulk	128	131	124	(2%)	3%	369	375	(2%)

Operational Data - Oxiteno	3Q05	3Q04	2Q05	Δ(%) 3Q05v3Q04	Δ(%) 3Q05v2Q05	9M05	9M04	Δ(%) 9M05v9M04

Total Volume (‘000 tons)	148	159	136	(7%)	9%	404	391	3%
Sales in Brazil	101	93	86	9%	18%	272	249	9%
Sales outside Brazil	47	66	50	(29%)	(7%)	132	142	(7%)

Operational Data - Ultracargo	3Q05	3Q04	2Q05	Δ(%) 3Q05v3Q04	Δ(%) 3Q05v2Q05	9M05	9M04	Δ(%) 9M05v9M04

Effective Storage (‘000 m3)[1]	226	206	211	10%	7%	215	202	6%
Total Kilometrage (million)	13.5	13.2	13.4	2%	1%	39.7	37.2	7%

1 Monthly average

Macroeconomic Indicators	3Q05	3Q04	2Q05	Δ(%) 3Q05v3Q04	Δ(%) 3Q05v2Q05	9M05	9M04	Δ(%) 9M05v9M04

Exchange rate – average (R$/US$)	2.3428	2.9769	2.4818	(21%)	(6%)	2.4966	2.9727	(16%)
Brazilian basic interest rate (CDI)	4.7%	3.9%	4.6%			14.1%	11.7%
Inflation (IPCA)	0.8%	1.9%	1.3%			4.0%	5.5%

3rd Quarter 2005

Ultrapar in the Macroeconomic Scenario

The most recent data published for the Brazilian economy indicate moderate growth, with inflation converging to the Central Bank target, satisfactory fiscal performance and a strong balance of payments. In August, Brazilian industrial activity grew by 3.8%, compared to August 2004, and 1.1% in relation to July 2005, according to the IBGE - The Brazilian Geography and Statistics Institute. In the sector specific terms, the highlights were in the capital goods segment and particularly the consumer durables segment. Additionally, recent expansion in the semi and non-durable segments is also worth of notice, reflecting signs of improvement in the labor market, particularly related to real increase of wages.

Ultrapar captured the improved dynamism of the economy in this third quarter through sales growth in the Brazilian market in all its businesses. Oxiteno's domestic sales volume increased by 9% in relation to 3Q04 and by 18% when compared to 2Q05; Ultragaz's sales growth was respectively up 2% and 5%, using the same comparison periods. At Ultracargo, performance was no different, showing an increase in kilometrage travelled and volume stored.

Despite the good sales volumes, Ultrapar faced a combination of adverse factors in this quarter. At Oxiteno, these factors were the continuing appreciation in the Brazilian Real, soaring product costs arising from the increased international oil prices and the drop in the average price of petrochemical products in relation to the previous quarter. At Ultragaz, the improvement in volumes in the LPG market was not sufficient to allow a recovery in prices and margins, the latter also pressured by the rise in the price of oil, which affected distribution costs, particularly freight and fuel costs.

As a result, Ultrapar's EBITDA for the third quarter, amounted to R$ 127 million, 42% down from the EBITDA reported in 3Q04, and down 23% from 2Q05.

Quarterly EBITDA History
(R$ million)

3rd Quarter 2005

Operational Performance

Ultragaz - The Brazilian LPG market grew by 1% in 3Q05, compared to the same period in 2004, due to the expansion in real wages and the stability in prices, which reduced the weight of LPG in the family budgets. Ultragaz experienced growth of 2% in its total sales volume, higher than the growth rate in the Brazilian market, principally due to strong sales in the domestic segment – Ultragaz ended the quarter with a market share of 24.3% , 0.4 percentage points higher than in 3Q04, and in line with the market share that the company enjoyed before it started the restructuring of its bottled distribution network in the Center-South of the country. In relation to 2Q05, total sales volume for Ultragaz increased by 5% - in line with the expansion of 5% in the LPG market. For the year, both Ultragaz and the market volumes softened by 1%.

Based on the above, Ultragaz's bottled segment saw an increase of 4%, or 11 thousand tons, comparing 3Q05 with the same quarter in 2004. When compared with 2Q05, the increase amounted to 7%, or 17 thousand tons. The bulk segment, which mainly serves the commercial and industrial sectors, saw a drop of 2%, or 3 thousand tons, in relation to the same period in 2004, and an increase of 3%, or 4 thousand tons, in relation to 2Q05.

Sales Volume – Ultragaz (in thousand tons)

Oxiteno - Oxiteno sales volume amounted to 148 thousand tons in 3Q05, driven by sales growth of 9% in the domestic market. Overall Oxiteno sales volume decreased by 7% in relation to 3Q04 due to lower sales to the international market - export shipments in 2Q04 were delayed, distorting the comparison base by increasing shipments booked in 3Q04. Total sales to the domestic market amounted to 101 thousand tons, 9% stronger than the all-time quarterly sales record of the 3Q04. The higher sales volume to the domestic market is due to increased market share with the customers served by Oxiteno and improved performance of the economy. Sales to international markets in 3Q05 amounted to 47 thousand tons, 29% lower than 3Q04, principally due to (i) the higher export volume in 3Q04 as a consequence of the shipment delays that occurred in 2Q04 and (ii) weaker international demand. Compared to 2Q05, total sales volume was up 9%, as a result of a 18% increase in sales to the domestic market. For the first nine months of 2005, Oxiteno reported an increase of 3% in total sales volume.

Sales Volume – Oxiteno (in thousand tons)

3rd Quarter 2005

Ultracargo – The increase in the volume of operations at Ultracargo in this third quarter of 2005 was due to new operations, particularly the startup of the Santos Intermodal Terminal - TIS in July 2005, as well as the winning of new clients. The average amount of liquid and gas stored in 3Q05 increased by 10% and 7%, in relation to 3Q04 and 2Q05, respectively. The storage of solids increased by 11% in relation to 3Q04, and was 1% lower than 2Q05. Kilometrage travelled increased by 2% and 1%, respectively, compared to 3Q04 and 2Q05.

m3 Stored	m2 Stored	Kilometers travelled
(000)	(000)	(millions)

Economic-Financial Performance

Net Sales and Services - Ultrapar’s consolidated net sales and services in 3Q05 amounted to R$ 1.2 billion, an increase of 2% in relation to 2Q05, and 7% lower than 3Q04. For the first nine months of 2005, Ultrapar's net sales and services amounted to R$ 3.6 billion, flat compared to the same period in 2004.

Net Sales and Services (in R$ million)

Ultragaz – Net sales and services at Ultragaz amounted to R$ 772 million, flat in relation to 3Q04. Weaker average selling prices, due to the increased competitiveness of the market, were compensated by the expansion of 2% in volumes. Compared to the second quarter of 2005, Ultragaz's net sales and services rose by 5%, in line with the increased sales volume.

Oxiteno – Net sales and services at Oxiteno totaled R$ 409 million in 3Q05, 20% below 3Q04, due to (i) the appreciation of 21% in the Brazilian Real against the US dollar, partially compensated by dollar prices which were on average 10% higher and (ii) sales volume 7% lower in the quarter. Compared to 2Q05, net sales and services were down 3% - the effects of a stronger Real (quarterly average up by 6%) and a drop of 15% in the price of glycols were partially compensated by an increase of 9% in sales volume.

Ultracargo – Total net sales and services amounted to R$ 62 million, an increase of 18% in relation to 3Q04, as a result of new operations, particularly the Santos Terminal, the winning of new clients and

3rd Quarter 2005

contractual price increases. These same factors caused Ultracargo's net sales and services to increase 5% in relation to 2Q05.

Cost of Goods Sold (COGS) – Ultrapar's cost of goods sold amounted to R$ 1.0 billion in 3Q05, an increase of 1% compared to 3Q04, and 6% compared to 2Q05. For the first nine months of 2005, the cost of goods sold was 4% higher than the same period in 2004.

Ultragaz – The cost of goods sold in 3Q05 increased by 4% in relation to 3Q04, and up 7% compared to 2Q05, due principally to: (i) higher sales volume, (ii) higher freight costs and (iii) the increase in personnel costs, of particular note being the annual collective wage agreement celebrated.

Oxiteno – The cost of goods sold at Oxiteno in 3Q05 amounted to R$ 309 million, down 6% compared to 3Q04, in line with the change in sales volume – an increase of 15% in the dollar cost of ethylene arising from the rise in oil prices, was compensated by the appreciation in the Brazilian Real. Compared to 2Q05, Oxiteno's cost of goods sold increased by 4%, less than the increase of 9% in volumes sold, as a function of the appreciation in the Brazilian Real.

Ultracargo – The cost of services provided in 3Q05 amounted to R$ 40 million, an increase of 21% when compared to 3Q04, as a result of the new operations, the rise in fuel costs and the annual collective wage agreement. When compared to 2Q05, the cost of services provided by Ultracargo increased by 8%, impacted mainly by the startup of operations at the Santos Intermodal Terminal - TIS - and by the increase in fuel costs.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses amounted to R$ 141 million in 3Q05, a drop of 3% in relation to 3Q04 and an increase of 7% in relation to 2Q05. For the first nine months of 2005, Ultrapar's sales, general and administrative expenses amounted to R$ 410 million, practically in line with the figure in the same period in 2004.

Ultragaz – Sales, general and administrative expenses at Ultragaz amounted to R$ 73 million in 3Q05, down 5% in relation to 3Q04, basically as a result of rationalization efforts during the year. In comparison with 2Q05, sales, general and administrative expenses saw an increase of 5% impacted by: (i) the collective wage increase agreement; and (ii) the increase of 5% in volume sold in 3Q05, compared to 2Q05.

Oxiteno – Sales, general and administrative expenses amounted to R$ 52 million in the quarter, down 9% when compared to 3Q04. Sales expenses were down 9%, basically due to lower export sales volume, reducing the costs of export freights. Administrative expenses were down 10%, due to lower personnel expenses, due basically to the reduction in the provision for employee profit-sharing payments. In relation to 2Q05, sales, general and administrative expenses increased by 6%, basically as a result of the rise in administrative expenses.

Ultracargo – Ultracargo's sales, general and administrative expenses amounted to R$ 17 million in 3Q05, up 31% in relation to 3Q04, principally due to the increase in personnel costs, as a result of expansion in the size of the workforce, due to new operations, and the collective wage increase agreement. In comparison with 2Q05, sales, general and administrative expenses were up 21%, the main impacts being the increase in the size of the workforce and the rise in general and administrative expenses as a result of the startup of operations at the Santos Intermodal Terminal - TIS.

EBITDA – Ultrapar reported consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 127 million in 3Q05, a reduction of 42% in relation to 3Q04 and 23% compared to 2Q05. Despite the good sales volumesi, the company's financial performance was affected mainly by the continuing appreciation in the Brazilian Real, the drop in the average price of petrochemical products in relation to the previous quarter and the strong cost pressure as a consequence of higher oil prices. For the first nine months of 2005, Ultrapar's EBITDA amounted to R$ 459 million, 17% lower than the EBITDA reported in the same period in 2004.

Ultragaz – Ultragaz reported EBITDA of R$ 53 million, down 28% in relation to that reported in 3Q04, due basically to the drop in the average sales price as a result of a more competitive market and the rise in freight costs. Compared to 2Q05, EBITDA at Ultragaz was down 15%, due to increased costs and operational expenses, as a consequence of higher diesel prices and the wage increase agreements. Ultragaz's profitability, as measured in EBITDA/ton, amounted to R$ 130/ton in this third quarter, R$ 53/ton and R$ 30/ton lower than 3Q04 and 2Q05, respectively.

3rd Quarter 2005

Oxiteno – Oxiteno ended 3Q05 with EBITDA of R$ 60 million, 55% and 31% lower than 3Q04 and 2Q05, respectively. These reductions were due to: (i) 21% appreciation of the Brazilian Real against the US dollar between 3Q04 in 3Q05; (ii) the higher level of oil prices, which has put pressure on costs; and (iii) the lower price of glycol in 3Q05. Even in such an extremely unfavorable operating environment, Oxiteno's profitability, measured in EBITDA/ton, amounted to US$ 172/ton in the 3Q05, in line with the company’s annual historic average.

Ultracargo – Ultracargo reported an increase of 9% in EBITDA for 3Q05, compared to 3Q04, largely due to the increased operational volume. When compared to 2Q05, EBITDA at Ultracargo was down 9%, principally due to the costs and expenses generated as a result of the startup of operations at the Santos Intermodal Terminal, still without corresponding proportional revenues.

EBITDA (in R$ million)

Financial Results – Ultrapar reported net financial expense of R$ 3 million in 3Q05, compared to R$ 15 million in 3Q04, a decrease of 82%. Compared to 2Q05, net financial expenses were 84% lower. The main factor behind this reduction was the 5% appreciation in the Brazilian Real during the 3Q05, compared to 8% in the 3Q04 and 12% in the 2Q05. Furthermore, interest income was higher in this 3Q05 as a result of the company's increased net cash position.

Net Earnings – Consolidated net earnings in 3Q05 amounted to R$ 67 million, down 48% and 25%, respectively, in relation to 3Q04 and 2Q05. Net earnings for the first nine months of 2005 amounted to R$ 257 million, down 16% in relation to the same period in 2004.

Investments – Total capital expenditures (CAPEX) in the quarter amounted to R$ 52 million, distributed as follows:

  At Ultragaz, allocated basically to renewal of its vehicle fleet and expansion of the small bulk segment (UltraSystem).

  At Oxiteno, invested principally in expanding its specialty chemicals production capacity, development of new applications, and on quality improvement.

  At Ultracargo, investments were mainly allocated to the completion of the Santos Intermodal Terminal (TIS) and expansion of its transport fleet.

3rd Quarter 2005

CAPEX* 3Q05	R$ MM	% over
		Total

Ultragaz	24	46%
Oxiteno	21	40%
Ultracargo	7	14%
Ultrapar	52	100%

*Net of disposals
Consolidated capital expenditures and acquisitions,
net of disposals - R$ million

Ultrapar in the Capital Markets

Ultrapar's shares depreciated by 8% in the third quarter of 2005. In this same period, the Ibovespa and the IBX appreciated by 26% and 29%, respectively. The average daily volume traded in Ultrapar's shares in 3Q05 amounted to R$ 5.3 million, an increase of 18% compared to the same period in 2004.

Price comparison: UGPA4 x Ibovespa x IBX
(base 100)

Average Daily Traded Volume
(R$ million)

Reverse split of the shares – With a view to simplifying the quotation and trading of its shares, in the third quarter of 2005 Ultrapar carried out a reverse split of its shares, consolidating each lot of 1,000 shares, into 1 share of such type and class. Consequently, the share price quoted on the São Paulo Stock Exchange (Bovespa) is now traded with a unit quote, and no longer per lot of 1,000 shares, while the new ratio of PN shares to ADRs became 1:1.

Outlook

We believe that the Company's performance over the short term is still likely to be adversely affected by the strong Brazilian Real and the high level of oil prices. As Brazilian interest rates start to come down (Central Bank has reduced the Selic rate by 0.75 percentage points since September), this raises prospects for a more vigorous economy over the medium term. We have consistently expanded the company's sales volumes and we are investing in projects that will ensure substantial increase of production capacity at Oxiteno, mainly from 2007 onwards, based on products with a higher value added.

3rd Quarter 2005

Forthcoming Events

Conference Call/ Webcast for market analysts: November 11, 2005

Ultrapar will be holding a conference call for analysts on November 11, 2005, to comment on the Company's performance in the third quarter of 2005 and perspectives. The presentation will be available for downloading in the company's website one hour prior to the conference calls.

Brazilian conference: 11:30 am (Brazil)
Telephone number for registration (up to November 10, 6:00 pm): +55 11 2103-1687
Address for registration: conferencecall@wittel.com.br
Code: Ultrapar
For connection, please call 5 minutes before the conference call on telephone number +55 11 2101-1490.

International: 10:30 am (US EST) / 1:30 pm (Brazil)
Participants in Brazil: 0-800-891-3951
Participants in the US: 1-800-322-0079
Other international participants: +1 (973) 935-2100
Code: Ultrapar or 6537815

WEBCAST: live broadcast through the Internet at the site www.ultra.com.br. Please connect to the webcast 15 minutes in advance.

3rd Quarter 2005

Operational and Market Information

Financial Focus	3Q05	3Q04	2Q05	9M05	9M04

Ultrapar - EBITDA margin	10%	17%	14%	13%	15%
Ultrapar - net margin	5%	10%	7%	7%	9%

Productivity	3Q05	3Q04	2Q05	9M05	9M04

EBITDA R$/ton Ultragaz	130	183	160	139	176
EBITDA R$/ton Oxiteno	403	839	639	639	791

Focus on Human Resources	3Q05	3Q04	2Q05	9M05	9M04

Number of employees: Ultrapar	7,031	6,638	6,877	7,031	6,638
Number of employees: Ultragaz	4,522	4,415	4,452	4,522	4,415
Number of employees: Oxiteno	1,181	1,113	1,161	1,181	1,113
Number of employees: Ultracargo	1,107	905	1,058	1,107	905

Focus on Capital Markets	3Q05	3Q04	2Q05	9M05	9M04

Quantity of shares (' 000)	81,325	69,691	81,325	81,325	69,691
Market value[3] – R$ million	3,134	2,666	3,459	3,415	2,441

Bovespa
Average daily volume (shares)	78,689	96,567	95,090	84,738	66,224
Average daily financial volume (R$' 000)	3,033	3,728	4,019	3,558	2,393
Average price (R$ /share)	38.5	38.6	42.3	41.9	36.1

NYSE
Quantity of ADRs[1] (' 000 ADRs)	10,161	3,705	10,098	10,161	3,705
Average daily volume (ADRs)	59,513	19,823	73,161	59,544	17,374
Average daily financial volume (US$'000)	961	263	1,260	1,001	210
Average price (US$ / ADRs)	16.1	13.3	17.2	16.8	12.1

Total[2]
Average daily volume shares)	138,202	116,391	168,251	147,494	83,598
Average daily financial volume (R$ ’000)	5,293	4,506	7,158	6,426	3,015
[1] 1 ADR = 1 preferred share
[2] Total = BOVESPA + NYSE
[3] Calculated based on the weighted average price in the period

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 17, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

For additional information please contact:
Investor Relations Department - Ultrapar Participações S.A.
(55 11) 3177-6695
invest@ultra.com.br
www.ultra.com.br

3rd Quarter 2005

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2005	2004	2005

ASSETS
Cash and cash equivalents	636.3	531.8	600.2
Trade accounts receivable	362.2	366.7	361.3
Inventories	174.9	175.0	222.4
Other	119.9	115.9	131.2

Total Current Assets	1,293.3	1,189.4	1,315.1

Investments	32.3	33.5	35.6
Property, plant and equipment	1,056.5	1,024.5	1,059.0
Deferred charges	100.7	94.6	96.3
Long term investments	359.5	34.3	354.7
Other long term assets	136.4	108.4	121.4

Total Long Term Assets	1,685.4	1,295.3	1,667.0

TOTAL ASSETS	2,978.7	2,484.7	2,982.1

LIABILITIES
Loans and financing	131.4	308.0	135.0
Debentures	4.4	-	18.7
Suppliers	68.1	82.2	62.5
Payroll and related charges	74.5	86.2	64.8
Taxes	19.5	15.7	17.7
Other accounts payable	22.1	18.6	21.4

Total Current Liabilities	320.0	510.7	320.1

Loans and financing	385.8	283.1	396.2
Debentures	300.0	-	300.0
Income and social contribution taxes	33.1	31.7	32.9
Other long term liabilities	61.4	60.7	65.1

Total Long Term Liabilities	780.3	375.5	794.2

TOTAL LIABILITIES	1,100.3	886.2	1,114.3

STOCKHOLDERS' EQUITY
Capital	946.0	664.0	946.0
Capital reserve	0.3	-	0.2
Revalution reserves	15.3	16.7	15.7
Profit reserves	685.5	668.4	685.4
Retained earnings	201.4	213.3	190.9

Total Stockholders' Equity	1,848.5	1,562.4	1,838.2

Minority Interests	29.9	36.1	29.6

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,878.4	1,598.5	1,867.8

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,978.7	2,484.7	2,982.1

Cash and Long term investments	995.8	566.1	954.9
Debt	821.6	591.1	849.9

Net cash (debt)	174.2	(25.0)	105.0

3rd Quarter 2005

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted In Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2005	2004	2005	2005	2004

Net sales and services	1,229.3	1,319.5	1,202.0	3,568.3	3,564.2

Cost of sales and services	(1,009.7)	(997.8)	(951.0)	(2,838.9)	(2,738.2)

Gross profit	219.6	321.7	251.0	729.4	826.0

Operating expenses
Selling	(48.5)	(54.6)	(46.4)	(138.6)	(144.3)
General and administrative	(60.9)	(60.3)	(53.9)	(177.0)	(170.0)
Depreciation and amortization	(31.6)	(31.0)	(31.3)	(94.3)	(94.0)

Other operating income (expenses)	0.5	1.3	(0.7)	1.0	4.4

Income before equity and financial
results	79.1	177.1	118.7	320.5	422.1

Financial results	(2.7)	(14.6)	(16.7)	(28.2)	(35.5)
Financial income	39.8	19.4	34.5	87.4	50.2
Financial expenses	(36.1)	(28.2)	(44.0)	(95.9)	(65.2)
Taxes on financial activities	(6.4)	(5.8)	(7.2)	(19.7)	(20.5)
Equity in earnings (losses) of affiliates
Affiliates	(0.1)	(0.1)	1.5	1.3	-

Nonoperating income (expense)	(0.7)	(3.3)	(0.7)	(3.2)	(12.1)

Income before taxes and profit sharing	75.6	159.1	102.8	290.4	374.5

Provision for income and social contribution tax	(22.7)	(55.5)	(31.1)	(85.2)	(129.8)
Benefit of tax holidays	15.3	28.2	18.5	54.7	64.2

Income before minority interest	68.2	131.8	90.2	259.9	308.9

Minority interest	(1.0)	(2.3)	(0.7)	(2.4)	(4.2)

Net Income	67.2	129.5	89.5	257.5	304.7

EBITDA	126.8	219.6	164.5	459.5	550.8
Depreciation and amortization	47.7	42.4	45.8	139.0	128.6
Investments	51.9	72.2	56.3	159.1	201.2

RATIOS

Earnings / 1000 shares - R$	0.83	1.86	1.10	3.23	4.37

Net debt / Stockholders' equity	Na	0.02	Na
Net debt / LTM EBITDA	Na	0.03	Na
Net interest expense / EBITDA	0.02	0.07	0.10	0.06	0.06
Gross margin	18%	24%	21%	20%	23%
Operating margin	6%	13%	10%	9%	12%
EBITDA margin	10%	17%	14%	13%	15%

3rd Quarter 2005

     CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	SEP

	2005	2004

Cash Flows from operating activities	352.4	415.1
Net income	257.5	304.7
Minority interest	2.4	4.2
Depreciation and amortization	139.0	128.6
Working capital	(0.4)	(56.2)
Financial expenses (A)	(33.4)	13.8
Other (B)	(12.7)	20.0

Cash Flows from investing activities	(168.6)	(218.1)
Additions to property, plant, equipment and deferred charges (C)	(159.1)	(194.8)
Acquisition of minority interests (including treasury shares)	-	(6.4)
Other	(9.5)	(16.9)

Cash Flows from (used in) financing activities	214.9	(185.0)
Short term debt, net	(64.9)	(42.3)
Issuances	554.3	227.5
Debt payments	(185.5)	(237.9)
Related companies	(5.8)	-
Dividends paid (D)	(129.3)	(132.1)
Increase of capital	47.2	-
Other	(1.1)	(0.2)

Net increase (decrease) in cash and cash equivalents	398.7	12.0

Cash and cash equivalents at the beginning of the period	597.1	554.1

Cash and cash equivalents at the end of the period (E)	995.8	566.1

Supplemental disclosure of cash flow information
Cash paid for interest (F)	47.8	18.1
Cash paid for taxes on income (F)	18.8	35.5

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly of accrued and deferred taxes and, cost of permanent asset sold
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included Long term investments.
(F)	Included in cash flow from operating activities.

3rd Quarter 2005

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2005	2004	2005

OPERATING ASSETS
Trade accounts receivable	164.5	166.6	166.8
Inventories	28.9	29.3	31.0
Other	36.8	45.9	41.4
Property, plant & equipment	426.0	462.1	433.6
Deferred charges	72.1	64.2	68.4

TOTAL OPERATING ASSETS	728.3	768.1	741.2

OPERATING LIABILITIES
Suppliers	18.3	23.3	14.7
Payroll and related charges	36.2	38.4	33.3
Taxes	2.7	2.2	2.8
Other accounts payable	4.8	4.0	4.4

TOTAL OPERATING LIABILITIES	62.0	67.9	55.2

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2005	2004	2005	2005	2004

Net sales	772.2	769.8	733.7	2,178.2	2,241.8

Cost of sales and services	(675.1)	(649.3)	(630.7)	(1,888.9)	(1,904.6)

Gross profit	97.1	120.5	103.0	289.3	337.2

Operating expenses
Selling	(24.9)	(28.7)	(22.5)	(70.9)	(79.0)
General and administrative	(19.0)	(19.3)	(18.4)	(57.5)	(54.4)
Depreciation and amortization	(29.4)	(28.9)	(29.1)	(87.7)	(87.6)

Other operating results	(0.1)	0.8	0.1	(0.2)	1.7

EBIT	23.7	44.4	33.1	73.0	117.9

EBITDA	53.1	73.3	62.2	160.7	205.5
Depreciation and amortization	29.4	28.9	29.1	87.7	87.6

RATIOS
Gross margin	13%	16%	14%	13%	15%
Operating margin	3%	6%	5%	3%	5%
EBITDA margin	7%	10%	8%	7%	9%

3rd Quarter 2005

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2005	2004	2005

OPERATING ASSETS
Trade accounts receivable	175.9	181.8	172.2
Inventories	143.0	143.4	188.3
Other	29.6	23.5	29.8
Property, plant & equipment	422.9	391.2	416.3
Deferred charges	8.1	4.0	5.7

TOTAL OPERATING ASSETS	779.5	743.9	812.3

OPERATING LIABILITIES
Suppliers	42.6	50.9	38.9
Payroll and related charges	28.3	38.5	23.2
Taxes	9.3	1.7	9.1
Other accounts payable	17.8	14.3	18.2

TOTAL OPERATING LIABILITIES	98.0	105.4	89.4

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2005	2004	2005	2005	2004

Net sales	409.4	509.1	423.7	1,255.9	1,210.0

Cost of goods sold
Variable	(272.2)	(292.7)	(259.7)	(773.6)	(685.5)
Fixed	(27.8)	(27.6)	(29.2)	(77.7)	(67.8)
Depreciation and amortization	(8.7)	(7.2)	(8.5)	(25.6)	(22.6)

Gross profit	100.7	181.6	126.3	379.0	434.1

Operating expenses
Selling	(23.5)	(25.9)	(24.0)	(67.6)	(65.2)
General and administrative	(27.0)	(30.1)	(23.4)	(80.5)	(84.5)
Depreciation and amortization	(2.0)	(1.8)	(1.8)	(5.7)	(5.3)

Other operating results	0.7	0.5	(0.5)	1.5	2.3

EBIT	48.9	124.3	76.6	226.7	281.4

EBITDA	59.6	133.2	87.0	258.0	309.3

Depreciation and amortization	10.7	9.0	10.4	31.3	27.9

RATIOS
Gross margin	25%	36%	30%	30%	36%
Operating margin	12%	24%	18%	18%	23%
EBITDA margin	15%	26%	21%	21%	26%

3rd Quarter 2005

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2005	2004	2005

OPERATING ASSETS
Trade accounts receivable	23.7	19.5	23.6
Inventories	3.1	2.2	3.2
Other	5.3	3.5	6.8
Property, plant & equipment	197.4	160.6	198.6
Deferred charges	7.5	4.6	7.2

TOTAL OPERATING ASSETS	237.0	190.4	239.4

OPERATING LIABILITIES
Suppliers	8.9	9.1	9.9
Payroll and related charges	10.0	8.9	8.3
Taxes	3.0	3.2	2.6
Other accounts payable	2.0	1.8	2.0

TOTAL OPERATING LIABILITIES	23.9	23.0	22.8

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2005	2004	2005	2005	2004

Net sales	61.6	52.3	58.5	174.4	144.6

Cost of sales and services	(39.8)	(32.8)	(36.9)	(113.4)	(90.1)

Gross profit	21.8	19.5	21.6	61.0	54.5

Operating expenses
Selling	-	-	0.1	-	(0.1)
General and administrative	(16.5)	(12.6)	(13.7)	(43.5)	(36.1)
Depreciation and amortization	(0.1)	(0.1)	(0.1)	(0.3)	(0.4)

Other operating results	-	0.3	(0.2)	(0.2)	1.1

EBIT	5.2	7.1	7.7	17.0	19.0

EBITDA	12.5	11.5	13.8	36.3	31.4
Depreciation and amortization	7.3	4.3	6.1	19.3	12.4

RATIOS

Gross margin	35%	37%	37%	35%	38%
Operating margin	8%	14%	13%	10%	13%
EBTIDA margin	20%	22%	24%	21%	22%

3rd Quarter 2005

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

(US$ millions)	2005	2004	2005	2005	2004

Net sales
Ultrapar	524.7	443.2	484.3	1,429.3	1,199.0
Ultragaz	329.6	258.6	295.6	872.5	754.1
Oxiteno	174.7	171.0	170.7	503.0	407.0
Ultracargo	26.3	17.6	23.6	69.9	48.6

EBIT
Ultrapar	33.8	59.5	47.8	128.4	142.0
Ultragaz	10.1	14.9	13.3	29.2	39.7
Oxiteno	20.9	41.8	30.9	90.8	94.7
Ultracargo	2.2	2.4	3.1	6.8	6.4

Operating margin
Ultrapar	6%	13%	10%	9%	12%
Ultragaz	3%	6%	4%	3%	5%
Oxiteno	12%	24%	18%	18%	23%
Ultracargo	8%	14%	13%	10%	13%

EBITDA
Ultrapar	54.1	73.8	66.3	184.1	185.3
Ultragaz	22.7	24.6	25.1	64.4	69.1
Oxiteno	25.4	44.7	35.1	103.3	104.0
Ultracargo	5.3	3.9	5.6	14.5	10.6

EBITDA margin
Ultrapar	10%	17%	14%	13%	15%
Ultragaz	7%	10%	8%	7%	9%
Oxiteno	15%	26%	21%	21%	26%
Ultracargo	20%	22%	24%	21%	22%

Net income
Ultrapar	28.7	43.5	36.1	103.1	102.5

Net income/ 1,000 shares (US$)	0.35	0.62	0.44	1.29	1.47

3rd Quarter 2005

     ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

Loans and debentures
	Balance in September/2005						Index/	Interest Rate %		Maturity and
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Currency (*)	Minimum	Maximum	Amortization Schedule
Foreign Currency

Sindicated loan	-	135.3	-	-	-	135.3	US$	5.1	5.1	Semiannually to 2008
Financings for Property Plant & Equipment	-	9.3	-	-	-	9.3	MX$ + TIIE (*)	1.5	2.0	Semiannually to 2010
										Monthly, Semiannually and Anually to
Export prepayment, net of linked operations	-	51.1	-	-	-	51.1	US$	4.2	6.9	2008
Foreign financing	-	26.7	-	-	-	26.7	US$ + LIBOR	2.0	2.0	Semiannually to 2009
National Bank for Economic
and Social Development - BNDES	14.5	2.2	4.2	-	-	20.9	UMBNDES (*)	8.6	10.4	Monthly to 2010
Advances on Foreign Exchange Contracts	-	8.2	-	-	-	8.2	US$	3.7	4.3	Maximum of 55 days

Subtotal	14.5	232.8	4.2	-	-	251.5

Local Currency

National Bank for Economic	89.9	35.9	48.0	-	-	173.8	TJLP (*)	1.5	4.9	Monthly to 2010
and Social Development - BNDES	-	10.9	-	-	-	10.9	IGP-M (*)	6.5	6.5	Semiannually to 2008
Agency for Financing Machinery and Equipment (FINAME)	1.3	8.0	35.4	-	-	44.7	TJLP (*)	1.8	4.9	Monthly to 2010
Research and projects financing (FINEP)	-	36.3	-	-	-	36.3	TJLP (*)	(2.0)	(2.0)	Monthly to 2009
Debentures	-	-	-	304.4	-	304.4	CDI (*)	102.5	102.5	Monthly to 2008

Subtotal	91.2	91.1	83.4	304.4	-	570.1

Total	105.7	323.9	87.6	304.4	-	821.6

Composition per Annum

Up to 1 Year	44.5	73.9	13.0	4.4	-	135.8
From 1 to 2 Years	31.6	37.4	24.5	-	-	93.5
From 2 to 3 Years	17.3	164.3	21.5	300.0	-	503.1
From 3 to 4 Years	11.9	19.1	19.0	-	-	50.0
From 4 to 5 Years	0.4	29.2	9.6	-	-	39.2

Total	105.7	323.9	87.6	304.4	-	821.6

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance in September/2005
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated

Cash and Long term investments	102.7	508.4	39.2	345.0	0.5	995.8

ITEM 2

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Interim Financial Statements for the
Quarter and Nine-month Period Ended
September 30, 2005 and
Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Stockholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Ultrapar Participações S.A. and subsidiaries as of and for the quarter and nine-month period ended September 30, 2005, prepared in accordance with Brazilian accounting practices and under the responsibility of the Company’s management, consisting of the balance sheets (Company and consolidated), the related statements of income and the performance report.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	Additionally, we have reviewed the consolidated statement of cash flows, included in Note 22 to the interim financial statements, for the periods ended September 30, 2005 and 2004, which is presented for purposes of additional analysis and is not a required part of the basic interim financial statements. Such statement has been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to this statement for it to be fairly stated, in all material respects, in relation to the interim financial statements taken as a whole.

5.	We had previously reviewed the Company and consolidated balance sheets as of June 30, 2005 and the Company and consolidated statements of income for the quarter and nine- -month period ended September 30, 2004, presented for comparative purposes, and issued unqualified special review reports thereon, dated July 29, 2005 and October 29, 2004, respectively.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 28, 2005

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND JUNE 30, 2005 (In thousands of Brazilian reais - R$)

	Company		Consolidated			Company		Consolidated

ASSETS	09/30/05	06/30/05	09/30/05	06/30/05	LIABILITIES AND STOCKHOLDERS’ EQUITY	09/30/05	06/30/05	09/30/05	06/30/05

CURRENT ASSETS					CURRENT LIABILITIES
Cash and banks	158	310	41.223	29.820	Loans and financing	-	-	131.444	134.949
Temporary cash investments	344.868	361.319	595.070	570.375	Debentures	4.392	18.697	4.392	18.697
Trade accounts receivable	-	-	362.220	361.342	Trade accounts payable	179	240	68.070	62.533
Inventories	-	-	174.944	222.429	Payroll and related charges	41	31	74.474	64.788
Recoverable taxes	19.144	15.270	86.409	95.722	Taxes payable	1	4	14.956	14.617
Other	5.575	5.569	29.345	29.940	Dividends payable	108	87	3.167	2.338
Prepaid expenses	536	503	4.137	5.501	Income and social contribution taxes	-	-	4.508	3.048
					Other	2	-	19.018	19.077
Total current assets	370.281	382.971	1.293.348	1.315.129
					Total current liabilities	4.723	19.059	320.029	320.047

LONG-TERM ASSETS
Cash investments	-	-	359.473	354.657	LONG-TERM LIABILITIES
Related companies	9.951	51.545	4.781	4.089	Loans and financing	-	-	385.811	396.237
Deferred income and social contribution taxes	2.945	3.144	84.267	70.918	Debentures	300.000	300.000	300.000	300.000
Recoverable taxes	-	-	10.140	10.080	Related companies	404.230	404.232	4.960	8.886
Escrow deposits	-	-	16.387	15.502	Deferred income and social contribution taxes	-	-	33.126	32.850
Trade accounts receivable	-	-	15.977	15.353	Other taxes	8.483	8.254	54.131	53.886
Other	848	1.014	4.872	5.409	Other	-	-	2.329	2.355

Total long-term assets	13.744	55.703	495.897	476.008	Total long-term liabilities	712.713	712.486	780.357	794.214

PERMANENT ASSETS					MINORITY INTEREST	-	-	29.915	29.631
Investments:
Subsidiary and affiliated companies	2.186.352	2.135.690	4.020	7.422
Other	186	186	28.270	28.172	STOCKHOLDERS’ EQUITY
Property, plant and equipment	-	-	1.056.539	1.059.001	Capital	946.034	946.034	946.034	946.034
Deferred charges	-	-	100.662	96.334	Capital reserve	1.855	1.855	282	235
					Revaluation reserve	15.308	15.662	15.308	15.662
Total permanent assets	2.186.538	2.135.876	1.189.491	1.190.929	Profit reserves	694.204	694.204	694.204	694.204
					Treasury shares	(5.635)	(5.635)	(8.754)	(8.846)
					Retained earnings	201.361	190.885	201.361	190.885

					Total stockholders’ equity	1.853.127	1.843.005	1.848.435	1.838.174

					Total minority interest and stockholders’ equity	1.853.127	1.843.005	1.878.350	1.867.805

TOTAL	2.570.563	2.574.550	2.978.736	2.982.066	TOTAL	2.570.563	2.574.550	2.978.736	2.982.066

The accompanying notes are integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	09/30/05	09/30/04	09/30/05	09/30/04

GROSS SALES AND SERVICES	-	-	1.346.039	1.446.812
Taxes on sales and services	-	-	(106.224)	(117.123)
Rebates, discounts and returns	-		(10.565)	(10.256)

NET SALES AND SERVICES	-	-	1.229.250	1.319.433
Cost of sales and services	-	-	(1.009.656)	(997.807)

GROSS PROFIT	-	-	219.594	321.626

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	66.207	128.473	21	(25)

OPERATING (EXPENSES) INCOME	(14)	116	(140.453)	(144.528)

Selling	-	-	(48.455)	(54.511)
General and administrative	(14)	(1.083)	(60.911)	(60.323)
Depreciation and amortization	-	-	(31.671)	(31.010)
Other operating income, net	-	1.199	584	1.316

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	66.193	128.589	79.162	177.073
Financial results	1.582	1.715	(2.751)	(14.573)
Financial income	16.199	578	39.709	19.412
Financial expenses	(14.617)	1.137	(42.460)	(33.985)

INCOME FROM OPERATIONS	67.775	130.304	76.411	162.500
Nonoperating (expenses) income, net	-	-	(718)	(3.311)

INCOME BEFORE TAXES ON INCOME	67.775	130.304	75.693	159.189

INCOME AND SOCIAL CONTRIBUTION TAXES	(515)	(800)	(7.426)	(27.347)

Current	(316)	(800)	(35.842)	(56.121)
Tax benefits - ADENE	(199)	-	15.343	28.163
Deferred	-	-	13.073	611

INCOME BEFORE MINORITY INTEREST	67.260	129.504	68.267	131.842
Minority interest	-	-	(1.007)	(2.338)

NET INCOME	67.260	129.504	67.260	129.504

EARNINGS PER SHARE - R$	0,82927	0,00186	0,82927	0,00186

The accompanying notes are integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004 (In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	09/30/05	09/30/04	09/30/05	09/30/04

GROSS SALES AND SERVICES	-	-	3.922.425	3.903.334
Taxes on sales and services	-	-	(316.348)	(301.365)
Rebates, discounts and returns	-	-	(37.788)	(37.814)

NET SALES AND SERVICES	-	-	3.568.289	3.564.155
Cost of sales and services	-	-	(2.838.905)	(2.738.194)

GROSS PROFIT	-	-	729.384	825.961

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	257.260	305.243	1.395	4

OPERATING (EXPENSES) INCOME	(235)	(73)	(408.874)	(403.794)

Selling	-	-	(138.560)	(144.250)
General and administrative	(236)	(2.732)	(177.011)	(170.015)
Depreciation	-	-	(94.341)	(94.001)
Other operating income, net	1	2.659	1.038	4.472

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	257.025	305.170	321.905	422.171
Financial results	633	1.513	(28.224)	(35.474)
Financial income	31.131	2.467	87.350	50.210
Financial expenses	(30.498)	(954)	(115.574)	(85.684)

INCOME FROM OPERATIONS	257.658	306.683	293.681	386.697
Nonoperating (expenses) income, net	-	2	(3.224)	(12.105)

INCOME BEFORE TAXES ON INCOME	257.658	306.685	290.457	374.592

INCOME AND SOCIAL CONTRIBUTION TAXES	(116)	(1.947)	(30.495)	(65.647)
Current	(374)	(1.947)	(104.425)	(133.759)
Tax benefits - ADENE	258	-	54.701	64.192
Deferred	-	-	19.229	3.920

INCOME BEFORE MINORITY INTEREST	257.542	304.738	259.962	308.945
Minority interest	-	-	(2.420)	(4.207)

NET INCOME	257.542	304.738	257.542	304.738

EARNINGS PER SHARE - R$	3,17534	0,00439	3,17534	0,00439

The accompanying notes are integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A.

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares (THOUSAND)	Current Quarter 09/30/2005	Prior quarter 06/30/2005	Same quarter in prior year 09/30/2004
Paid-up Capital
1 - Common	49,430	49,429,897	51,264,622
2 - Preferred	31,895	31,895,512	18,426,647
3 - Total	81,325	81,325,409	69,691,269
Treasury Stock
4 - Common	7	6,616	6,616
5 - Preferred	211	211,097	223,700
6 - Total	218	217,713	230,316

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

				5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
1 - ITEM	2 - EVENT	3 - APPROVAL	4 - AMOUNT

01	Board of Director’s Meeting	08/03/2005	34,785	08/22/2005	Common	0.0007038170
02	Board of Director’s Meeting	08/03/2005	22,300	08/22/2005	Preferred	0.0007038170

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

1 - ITEM

01	02/02/2005	898,816	234,864	Profit reserve	10,453,690	0.0224671060
02	04/25/2005	946,034	47,218	Public Subscription	1,180,451	0.0400000000

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 (Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	OPERATIONS

The Company invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemical and petrochemical products (Oxiteno), and logistic services for chemicals and fuels (Ultracargo).

2.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements are being presented in accordance with Brazilian corporate law.

3.	ACCOUNTING PRACTICES AND CONSOLIDATION PRINCIPLES

In the preparation of the interim financial statements, the Company has applied the same accounting practices adopted in the preparation of the financial statements as of December 31, 2004, which are in accordance with the standards established by the CVM and accounting practices adopted in Brazil.

As mentioned in Note 9.b), the balance from tax benefits as of September 30, 2004 was reclassified from equity in subsidiary and affiliated companies under the heading income from income and social contribution taxes, to allow a better comparison of financial statement.

Ultrapar Participações S.A. and Subsidiaries

3.1.	CONSOLIDATION PRINCIPLES AND OWNERSHIP INTERESTS

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by Brazilian corporate law and by the CVM, and include the following direct and indirect subsidiaries:

	Ownership interest - %

	09/30/05		06/30/05

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	99	-	99
SPGás Distribuidora de Gás Ltda.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e
Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	99
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos
Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Oxiteno International Co.	-	100	-	100
Oxiteno Overseas Co.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

On December 29, 2004, the Company acquired, through its subsidiary Ultragaz Participações Ltda., 14,336,014 common shares in Companhia Ultragaz S.A., corresponding to 7.31% of total capital. This acquisition amounted to R$10,000, with a goodwill of R$1,813, based on the acquired company’s expected future profitability, to be amortized over five years beginning January 2005.

On April 29, 2005, Ultragaz Participações Ltda. concluded a capital increase of its subsidiary Companhia Ultragaz S.A. increasing its shares in the total capital of the subsidiary from 93.94% to 98.53% .

Ultrapar Participações S.A. and Subsidiaries

4.	CASH INVESTMENTS

These investments, contracted with leading banks, are substantially comprised of notes issued by the Austrian Government, fixed-income securities and funds linked to the CDI (interbank deposit rate) and currency hedges, and are stated at cost plus accrued income (on a “pro rata temporis” basis).

	Consolidated

	09/30/05	06/30/05

Austrian notes, linked in Brazilian reais	332,807	320,341
Fixed-income securities and funds	540,982	514,241
Foreign investments (a)	129,184	133,401
Net expenses from hedge operations (b)	(48,430)	(42,951)

Total cash investments	954,543	925,032

Current assets	595,070	570,375
Long-term assets	359,473	354,657

	(a)	Investments made by the indirect subsidiaries Oxiteno Overseas Co. and Oxiteno International Co. in fixed-income securities, Brazilian corporate securities, and investment grade securities.

	(b)	Accumulated gain or loss on hedge positions (see Note 17).

5.	TRADE ACCOUNTS RECEIVABLE

		Consolidated

		09/30/05	06/30/05

	Domestic customers	353,550	352,487
	Foreign customers	80,267	82,374
	(-) Advances on foreign exchange contracts	(52,987)	(53,584)
	(-) Allowance for doubtful accounts	(18,610)	(19,935)

		362,220	361,342

6.	INVENTORIES

	Consolidated

	09/30/05	06/30/05

Finished products	91,284	127,247
Liquefied petroleum gas - LPG	23,455	23,733
Raw materials	42,137	49,614
Consumption materials and cylinders for resale	18,068	21,835

	174,944	222,429

Ultrapar Participações S.A. and Subsidiaries

7.	RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (State VAT), IPI (Federal VAT), PIS and Cofins (taxes on revenue), and prepaid income and social contribution taxes, all of which can be offset against future taxes payable.

		Consolidated

		09/30/05	06/30/05

	Income and social contribution taxes	58,282	63,268
	ICMS	23,209	27,949
	PIS and Cofins	1,436	1,679
	IPI	219	222
	Other, principally VAT of subsidiary Canamex Químicos S.A. de C.V.	3,263	2,604

		86,409	95,722

8.	RELATED COMPANIES

	Company		Consolidated

	Loans		Loans		Trade accounts

	Assets	Liabilities	Assets	Liabilities	Receivable	Payable

Ultracargo - Operações Logísticas e Participações Ltda.	-	348,105	-	-	-	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	33,000	-	-	-	-
Serma Associação dos Usuários de Equipamentos de
Processamentos de Dados e Serviços Correlatos	-	-	3,032	-	-	948
Melamina Ultra S.A. Indústria Química	-	467	-	-	-	-
Petroquímica União S.A.	-	-	-	-	-	5,387
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	752
Liquigás Distribuidora S.A.	-	-	-	-	61	-
Ultragaz Participações Ltda.	9,951	-	-	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	-	3,832	-	-
Imaven Imóveis e Agropecuária Ltda.	-	22.658	-	-	-	-
Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	13,294	-
Copagaz Distribuidora de Gás S.A.	-	-	-	-	42	-
Braskem S.A.	-	-	-	-	-	10,830
SHV Gás Brasil Ltda.	-	-	-	-	31	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	1,584	-	-	-
Plenogás - Distribuidora de Gás S.A.	-	-	-	871	-	-
Other	-	-	165	257	15	545

Total as of September 30, 2005	9,951	404,230	4,781	4,960	13,443	18,462

Total as of June 30, 2005	51,545	404,232	4,089	8,886	14,441	12,869

Ultrapar Participações S.A. and Subsidiaries

	Consolidated

	Transactions		Financial income
	Sales	Purchases	(expenses)

Petroquímica União S.A.	-	94,165	-
Oxicap Indústria de Gases Ltda.	-	6,026	-
Liquigás Distribuidora S.A.	2,109	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(508)
Petróleo Brasileiro S.A. - Petrobras	12	1,520,116	-
Copagaz Distribuidora de Gás S.A.	515	-	-
Braskem S.A.	60,999	470,331	-
SHV Gás Brasil Ltda.	279	-	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	151
Other	210	-	-

Total as of September 30, 2005	64,124	2,090,638	(357)

Total as of September 30, 2004	69,442	1,931,224	(388)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer principally to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

The loan with the subsidiary Ultracargo - Operações Logísticas e Participações Ltda. refers to the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, for the purpose of avoiding the reciprocal investment resulting from the corporate restructuring implemented in 2002.

Ultrapar Participações S.A. and Subsidiaries

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which have no expiration date, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other. Tax credits are based on continuing profitability from operations. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are reported as follows:

	Company		Consolidated

	09/30/05	06/30/05	09/30/05	06/30/05

Long-term assets-
Deferred income and social contribution taxes on:
Provisions that are tax deductible only when
expenses were incurred	2,945	2,872	61,257	55,824
Income and social contribution tax loss
carryforwards	-	272	23,010	15,094

	2,945	3,144	84,267	70,918

Long-term liabilities-
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	1,344	1,444
Income earned abroad	-	-	31,782	31,406

	-	-	33,126	32,850

b)	Reconciliation of income and social contribution taxes in the statement of income Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	09/30/05	09/30/04	09/30/05	09/30/04

Income before taxes, equity in subsidiary and affiliated
companies and minority interest	398	1,442	289,062	374,588
Official tax rates - %	34.00	34.00	34.00	34.00

Income and social contribution taxes at official rates	(135)	(490)	(98,281)	(127,360)

Adjustments to the effective tax rate:
Operating provisions and nondeductible
expenses/nontaxable income	19	-	11,499	(1,265)
Adjustments to deemed income	-	(1,457)	880	(487)
Workers’ meal program (PAT)	-	-	459	520
Other	-	-	247	(1,247)

Income and social contribution taxes before tax benefits	(116)	(1,947)	(85,196)	(129,839)
Tax benefits - ADENE	-	-	54,701	64,192

Income and social contribution taxes in the statement of
income	(116)	(1,947)	(30,495)	(65,647)

Current	(374)	(1,947)	(104,425)	(133,759)
Deferred	258	-	19,229	3,920
Tax benefits - ADENE	-	-	54,701	64,192

Ultrapar Participações S.A. and Subsidiaries

Tax benefits from income tax subsidiaries, in the amount of R$54,701 for the nine-month period ended September 30, 2005 (R$64,192 as of September 30, 2004), arising substantially from operation in eligible regions, are classified as income from income and social contribution taxes.

c)	Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Exemption -	Expiration
Subsidiary	Plants	%	date

Oxiteno Nordeste S.A. - Indústria e Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe unit	75	2013
	Suape unit	100	2007
	Ilhéus unit	25	2008
	Aracaju unit	25	2008
	Caucaia unit	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal
	(storage of acetic acid
	and butadiene
	byproducts)	100	2005

10.	INVESTMENTS - COMPANY

			Equity in subsidiary
	Investments		and affiliated companies

	09/30/05	06/30/05	09/30/05	09/30/04

Ultragaz Participações Ltda.	297,499	289,339	25,409	46,925
Ultracargo - Operações Logísticas e Participações Ltda.	599,545	609,787	9,229	15,523
Imaven Imóveis e Agropecuária Ltda.	47,213	49,015	3,600	3,728
Oxiteno S.A. - Indústria e Comércio	1,242,095	1,187,549	219,022	239,059
Other	186	186	-	8

	2,186,538	2,135,876	257,260	305,243

In the consolidated financial statements, the investment of the subsidiary Oxiteno S.A. - Indústria e Comércio in the affiliated companies Oxicap Indústria de Gases Ltda. and Química da Bahia Indústria e Comércio S.A. are carried under the equity method based on the affiliate’s financial statements as of August 31, 2005 and September 30, 2005, respectively.

Ultrapar Participações S.A. and Subsidiaries

11.	PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual	09/30/05			06/30/05
	depreciation	Revalued	Accumulated	Net book	Net book
	rates - %	cost	depreciation	value	value

Land	-	46,743	-	46,743	46,144
Buildings	4to 5	423,015	(147,732)	275,283	240,986
Machinery and equipment	5 to 10	1,101,397	(543,201)	558,196	512,812
Vehicles	20 to 30	167,266	(116,587)	50,679	53,164
Furniture and fixtures	10	20,548	(8,006)	12,542	12,125
Construction in progress	-	48,104	-	48,104	124,731
Imports in transit	-	602	-	602	776
Other	2.5 to 30	131,336	(66,946)	64,390	68,263

		1,939,011	(882,472)	1,056,539	1,059,001

Construction in progress refers mainly to improvements and repairs of subsidiaries’ plants.

Other refers to IT equipment in the amount of R$14,681 (R$15,607 as of June 30, 2005), software in the amount of R$23,910 (R$25,492 as of June 30, 2005), and commercial property rights, mainly those described below:

  On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won a bid for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$12,000 and is being amortized from August 2002 until July 2042.

  Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease of adjacent area to the Santos harbor for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receipt, tankage, movement and distribution of bulk liquids. The price paid by Tequimar was R$3,803 and is being amortized from August 2005 until December 2022.
12.	DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred for the implementation of systems modernization projects in the amount of R$4,838 (R$3,881 as of June 30, 2005), amortized over five to ten years, and for the installation of Ultrasystem equipment on customers’ premises in the amount of R$60,386 (R$56,428 as of June 30, 2005), amortized over the terms of the LPG supply medium contracts with these customers. Deferred charges also include goodwill from acquisitions in the amount of R$12,958 (R$15,067 as of June 30, 2005).

Ultrapar Participações S.A. and Subsidiaries

13.	LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

a)	Composition

				Annual
			Index/	interest
Description	09/30/05	06/30/05	Currency	rate - %	Maturity and amortization

Foreign currency:
Syndicated loan	135,315	141,301	US$	5.05	Semiannually until 2008
Working capital loan	-	1,528	MX$ + TIIE (*)	1.4	Monthly until 2005
Foreign financing	26,680	28,596	US$ + LIBOR	2.0	Semiannually until 2009
Inventories and property, plant
and equipment financing	9,308	9,913	MX$ + TIIE (*)	From 1.5 to 2.0	Semiannually until 2010
Advances on foreign exchange
contracts	8,255	9,238	US$	From 3.65 to 4.30	Maximum of 55 days
National Bank for Economic and
Social Development (BNDES)	20,864	19,368	UMBNDES (**)	From 8.63 to10.38	Monthly until 2010
Export prepayments, net of
linked operations	51,096	73,474	US$	From 4.22 to 6.85	Monthly, semiannually and
					annually until 2008

Subtotal	251,518	283,418

Local currency:
National Bank for Economic and
Social Development (BNDES)	173,781	157,656	TJLP	From 1.5 to 4.85	Monthly until 2010
National Bank for Economic and
Social Development (BNDES)	10,958	13,561	IGP-M	6.5	Semiannually until 2008
Government Agency for
Machinery and Equipment
Financing (FINAME)	44,736	43,555	TJLP	From 1.8 to 4.85	Monthly until 2010
Research and project financing
(FINEP)	36,262	32,996	TJLP	(2.0)	Monthly until 2009
Debentures	304,392	318,697	CDI	102.5	Semiannually until 2008

Subtotal	570,129	566,465

Total loans, financing and
debentures	821,647	849,883

Current liabilities	(135,836)	(153,646)

Long-term liabilities	685,811	696,237

(*)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(**)	UMBNDES = BNDES monetary unit. This is a “basket of currencies” representing the composition of the BNDES debt in foreign currency, 82% of which is linked to the U.S. dollar.

The long-term liabilities have the following composition per annum of maturing:

	09/30/05	06/30/05

From 1 to 2 years	93,531	93,518
From 2 to 3 years	503,099	507,863
From 3 to 4 years	50,044	48,947
More than 4 years	39,137	45,909

	685,811	696,237

b)	Eurobonds

In June 1997, the subsidiary Companhia Ultragaz S.A. issued eurobonds in the total amount of US$60 million, maturing in 2005. Maturity was subsequently extended to June 2020, with put/call options in June 2008.

Ultrapar Participações S.A. and Subsidiaries

In June 2005, the subsidiary LPG International Inc. that had acquired all eurobonds issued by Companhia Ultragaz S.A. sold them to the subsidiary Oxiteno Overseas Co., that financed their acquisition through a syndicated loan in the amount of US$60 million maturing in June 2008, with annual interest rate of 5.05%. LPG used the proceeds from the sale to redeem eurobonds issued by it.

The eurobonds and syndicated loan are guaranteed by the Company and its subsidiaries Ultragaz Participações Ltda. and Oxiteno S.A. - Indústria e Comércio, which are subject to covenants that limit, among other things, their ability to incur indebtedness, make dividend and other payments, and engage in mergers and acquisitions. None of these covenants have restricted our ability to conduct our business until the present moment.

c)	Debentures

The Extraordinary Stockholders’ Meeting held on February 2, 2005 approved the issuance by the Company and the public distribution in a single block of 30,000 nonconvertible debentures with nominal unit value of R$10,000.00 (ten thousand reais), totaling R$300,000.

On March 30, 2005, the Board of Directors of the Company, according to delegation made by the Extraordinary Stockholders’ Meeting, approved the interest rate determined through a bookbuilding process on the same date.

On April 6, 2005, the CVM registered the operation, and funds of R$304,854, net of commission, were received on April 8, 2005.

Characteristics of debentures are:

Nominal unit value: R$10,000.00.

Final maturity: March 1, 2008.

Nominal value payment: Lump sum at final maturity.

Yield: 102.5% of CDI.

Yield payment: Semiannually, beginning March 1, 2005.

Repricing: None.

The debentures are subject to commitments that restrict, among other things, certain operations of incorporation, merger or split as well as operation involving the disposal of operational assets that would result in a reduction of more than 25% of consolidated net sales. They also included the obligation to maintain a consolidated net debt to EBITDA ratio less or equal to 3.5. None of these commitments have restricted the Company and its subsidiaries’ ability to conduct business until the present moment.

Ultrapar Participações S.A. and Subsidiaries

d)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	09/30/05	06/30/05

Amount of financing secured by:
Property, plant and equipment	49,897	49,834
Shares of affiliated companies	10,958	13,560
Minority stockholders’ guarantees	10,958	13,561

	71,813	76,955

Other loans are collateralized by guarantees provided by the Company and the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$461,774 (R$440,130 as of June 30, 2005).

Certain subsidiaries provided guarantees to financial institutions for the debt owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make the payment under those guarantees, the subsidiary may recover the amount paid directly from its customers through commercial collection effort. Maximum future payments related to these guarantees amount to R$34,233 (R$21,000 as of June 30, 2005), with maturing of up to 210 days. The Company did not incur any loss nor recorded any liability related to these guarantees as of September 30, 2005.

Ultrapar Participações S.A. and Subsidiaries

14.	STOCKHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges whose subscribed and paid-up capital, after the grouping of the Company’s shares, approved at the Extraordinary Stockholders’ Meeting held on July 20, 2005, is represented by 81,325,409 shares without par value, comprised of 49,429,897 common shares and 31,895,512 preferred shares. The table below represents changes in the number of shares and capital approved on February 2 and 22, 2005 and April 25, 2005 by the Board of Directors and Extraordinary Stockholders’ Meeting, respectively.

	R$ thousand	Total shares

Events	Capital	Common	Preferred	Total

As of December 31, 2004	663,952	51,264,621,778	18,426,647,050	69,691,268,828

Stock dividends:
On February 2, 2005 the Board of Directors approved an issuance of 10,453,690,324 preferred shares, to be distributed among the stockholders in the proportion of 15 preferred shares to 100
common or preferred shares held.	234,864	-	10,453,690,324	10,453,690,324

Conversion of common shares into preferred shares:
At the Extraordinary Stockholders’ Meeting held on February 22,
2005, the stockholders approved the conversion of 1,834,724,517
common shares into preferred shares.	-	(1,834,724,517)	1,834,724,517	-

Supplementary issuance of preferred shares:
The Board of Directors’ Meeting held on April 25, 2005 approved an issuance of 1,180,450,697 preferred shares to supply the excess of demand in the secondary distribution of preferred shares, held simultaneously in Brazil and abroad, with a price of R$40.00 per
thousand shares.	47,218	-	1,180,450,697	1,180,450,697

As of June 30, 2005	946,034	49,429,897,261	31,895,512,588	81,325,409,849

Grouping of shares:
The Extraordinary Stockholders’ Meeting held on July 20, 2005 approved the grouping of shares, attributing 1 (one) share in substitution to each 1,000 (thousand) existing shares. In the same way, each American Depositary Share - ADS, previously
representative of a lot of 1,000 (thousand) preferred shares,
became representative of 1 (one) preferred share.	-	49,429,897	31,895,512	81,325,409

As of September 30, 2005	946,034	49,429,897	31,895,512	81,325,409

As of September 30, 2005, 10,161 thousand preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Until May 18, 2004, preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. On that date, the Special Meeting of Preferred Stockholders and the Extraordinary Stockholders’ Meeting of Ultrapar approved to equalize the dividends on common and preferred shares.

Ultrapar Participações S.A. and Subsidiaries

b)	Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of CVM Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

The Company’s financial statements as of September 30, 2005 show 211 thousand preferred shares and 7 thousand common shares in treasury, which were acquired at the average cost of R$26.07 and R$19.30 per share, respectively. The consolidated financial statements show 377 thousand preferred shares and 7 thousand common shares in treasury, which were acquired at the average cost of R$24.35 and R$19.30 per share, respectively. The average acquisition cost, Company and consolidated, was adjusted because of the stock dividends, as shown in the table above.

The price of shares issued by the Company as of September 30, 2005 on the BOVESPA (São Paulo Stock Exchange) was R$37.95 per share.

c)	Capital reserve

The capital reserve, in the amount of R$1,855, reflects the goodwill on sale of treasury shares from the Company to certain subsidiaries, at the average cost of R$33.28 per share. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 20.

d)	Revaluation reserve

This reserve reflects the revaluation of assets of subsidiaries and is realized based upon depreciation, write-off or sale of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves are R$7,408 (R$7,528 as of June 30, 2005).

e)	Profit retention reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiary and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, sale and write-off of investments.

Ultrapar Participações S.A. and Subsidiaries

g)	Reconciliation of stockholders’ equity - Company and consolidated

	09/30/05	06/30/05

Stockholders’ equity - Company	1,853,127	1,843,005
Treasury shares held by subsidiaries, net of realization	(3,119)	(3,211)
Capital reserve arising from sale of treasury shares to
subsidiaries, net of realization	(1,573)	(1,620)

Stockholders’ equity - consolidated	1,848,435	1,838,174

15.	RECONCILIATION OF EBITDA (CONSOLIDATED)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the Company, as shown below:

	09/30/05					09/30/04

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Income from operations	43,834	234,801	14,064	982	293,681	386,697
(-) Equity in subsidiary and
affiliated companies	-	(4,983)	-	3,588	(1,395)	(4)
(+/-) Financial income
expenses	29,149	(3,118)	2,889	(696)	28,224	35,474
(+) Depreciation and
amortization	87,676	31,328	19,318	651	138,973	128,596

EBITDA	160,659	258,028	36,271	4,525	459,483	550,763

16.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment mainly produces ethylene oxide, ethylene glycol, ethanolamine and ether glycol. Operations in the logistics segment include storage and transportation of chemicals and fuel, mainly in the Southeast and Northeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices similar to those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

	09/30/05					09/30/04

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-
-party transactions	2,177,699	1,255,940	134,586	64	3,568,289	3,564,155
Income from operations
before financial income
(expenses) and equity in
subsidiary and affiliated
companies	72,983	226,700	16,953	3,874	320,510	422,167
EBITDA	160,659	258,028	36,271	4,525	459,483	550,763
Total assets, net of related
parties	933,929	1,389,975	296,514	358,318	2,978,736	2,484,757

Ultrapar Participações S.A. and Subsidiaries

17.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and determination of limits, as follows:
  Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of September 30, 2005, the subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio maintained R$1,696 (R$1,818 as of June 30, 2005) and the subsidiaries of Ultragaz Participações Ltda. maintained R$24,938 (R$24,503 as of June 30, 2005) of allowance for doubtful accounts.

  Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as shown below. Borrowings originate mainly from BNDES, debentures and foreign currency financing, as mentioned in Note 13.

  Exchange rate - The Company’s subsidiaries use hedge (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at September 30, 2005:
	Book value	Fair value

Assets:
Investments in foreign currency and hedges	135,474	133.767
Cash and cash investments abroad	129,829	129,829
Receivables from foreign customers, net of advances on
export contracts	26,919	26,919

	292,222	290,515

Liabilities:
Foreign currency financing	251,518	253,941
Import payables	8,586	8,586

	260,104	262,527

Net asset position	32,118	27,988

Ultrapar Participações S.A. and Subsidiaries

The exchange variation related to cash and banks, cash investments and investments abroad was recorded as financial expense in the statement of income as of September 30, 2005, in the amount of R$15,856 (financial expense of R$1,135 as of September 30, 2004). Other financial instruments recorded in the financial statements as of September 30, 2005 were determined in conformity with the accounting criteria and practices described in the respective notes.

18.	FINANCIAL INCOME (EXPENSES), NET (CONSOLIDATED)

	07/01/05	07/01/04
	to	to
	09/30/05	09/30/04

Interest on cash investments	38,027	18,228
Interest on trade accounts receivable	1,108	1,184
Interest on loans and financing	(10,954)	(11,205)
Interest on debentures	(15,049)	-
Bank charges	(2,915)	(3,974)
Monetary and exchange variations, including financial expenses
from currency hedges	(7,222)	(12,311)
Taxes (CPMF, PIS, Cofins and IOF)	(6,320)	(5,992)
Other income (expenses)	574	(503)

	(2,751)	(14,573)

19.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of September 30, 2005.

Ultrapar Participações S.A. and Subsidiaries

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to the CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in the municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE the condemnation of the Companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden from discussing with third-party issues related to prices; and (ii) no consistent evidence was attached to the proceeding’s records, and the SDE acknowledges its failure in the attempt to prove the practice. In view of the arguments presented, the fact that the technical notice has no binding effect on the CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should the CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, state of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits which have been judged to date. The subsidiary has insurance for this contingency; the uninsured amount is R$40,229. The Company did not record any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and Cofins (taxes on revenue) without the changes introduced by Law No. 9,718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$35,984 (R$35,396 as of June 30, 2005).

The main tax discussions of the Company and its subsidiaries refer to the taxation of PIS and Cofins (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 9.a)). The potential losses on these discussions are accrued in long-term liabilities as other taxes and deferred income and social contribution taxes, respectively.

The subsidiary Oxiteno S.A. - Indústria e Comércio recorded an accrual of R$7,986 (R$7,757 as of June 30, 2005) for an ICMS tax assessment under judgment at the administrative level. The subsidiary currently awaits a decision on its appeal filed in July 2004.

Ultrapar Participações S.A. and Subsidiaries

The subsidiary Utingás Armazenadora S.A. has been challenging in court ISS tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The updated amount of the unaccrued contingency as of September 30, 2005 is R$28,755 (R$27,940 as of June 30, 2005).

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks of these proceedings as possible or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Escrow deposits and provisions are summarized below:

	09/30/05		06/30/05

	Escrow		Escrow
	deposits	Provision	deposits	Provision

Social contribution tax on net income
(CSLL)	-	2,580	-	2,580
Labor claims	11,778	1,346	10,886	2,016
PIS and Cofins on other revenues	58	35,984	58	35,396
ICMS	804	14,221	804	13,876
Other	3,747	-	3,754	18

	16,387	54,131	15,502	53,886

b)	Contracts

The subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of September 30, 2005, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since the inception of the contracts.

The subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the years ended September 30, 2005 and 2004, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

Ultrapar Participações S.A. and Subsidiaries

		Accumulated demand (real)

	Minimum purchase commitment	09/30/05	09/30/04

In tons	137,900	147,318	142,032

c)	Insurance coverage for subsidiaries

The Company has appropriate insurance policies to cover several risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the units and other branches of all subsidiaries. The estimated amount of insured assets is US$226 million.

For the Oxiteno and Canamex units, there is also a loss of income insurance against losses from potential accidents related to their assets, in the amount of US$118 million.

The civil liability insurance program covers all the Group companies, with a coverage of US$150 million, for losses and damages from accidents caused by third parties, related to the commercial/industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

20.	STOCK COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for the management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years of the initial grant provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to the executives as of September 30, 2005, including taxes, was R$7,654 (R$4,960 as of September 30, 2004). Such amount is being amortized over a period of ten years, and the amortization related to the third quarter of 2005, in the amount of R$574 (R$372 to the third quarter of 2004), was recorded as an operating expense for the period.

21.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical

Ultrapar Participações S.A. and Subsidiaries

amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev; or (ii) a fixed monthly amount which will deplete the fund accumulated in the participant’s name over a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the amounts and periods of receipt of the retirement benefit. As of September 30 2005, the Company and its subsidiaries contributed R$2,199 (R$2,902 as of September 30, 2004) to Ultraprev, which was charged to income for the year. The total number of participating employees as of September 30, 2005 was 5,954 (5,382 as of September 30, 2004), with no participants retired to date. Additionally, Ultraprev has 1 active participant and 32 former employees receiving defined benefits according to the policies of a previous plan.

22.	CASH FLOW STATEMENT (CONSOLIDATED)

	09/30/05	09/30/04

Cash flow from operating activities:
Net income	257,542	304,738
Adjustments to reconcile net income to cash provide by operating activities:
Depreciation and amortization	138,973	128,596
Equity in losses of affiliated companies	(1,395)	(4)
Foreign exchange and indexation, net	(33,387)	13,860
Deferred income and social contribution taxes	(19,229)	(3,920)
Minority interest	2,420	4,207
Loss on sale of property, plant and equipment	5,591	14,907
Allowance (reversal) for losses on permanent assets	481	(1,268)
Long-term taxes provision	826	7,222
PIS and Cofins credits on depreciation	943	2,872
Other	-	221

(Increase) decrease in current assets:
Trade accounts receivable	7,082	(44,362)
Recoverable taxes	13,664	29,765
Other trade accounts receivable	(12,249)	5,323
Inventories	31,097	(37,251)
Prepaid expenses	1,402	(2,220)

Increase (decrease) in current liabilities:
Suppliers	(33,982)	(8,088)
Interest on financing	6,508	1,365
Salaries and related charges	(19,664)	11,492
Taxes	3,123	(5,670)
Income and social contribution taxes	1,530	2,043
Other	1,087	(8,638)

Net cash provided by operating activities	352,363	415,190

Ultrapar Participações S.A. and Subsidiaries

	09/30/05	09/30/04

Cash flow from investing activities:
Cash investments net of redemption	(320,719)	(34,303)
Additions to property, plant and equipment	(122,248)	(167,846)
Additions to deferred charges	(40,555)	(31,161)
Proceeds from sales of property, plant and equipment	3,699	4,893
Acquisition of minority interest	(7)	(303)
Acquisition of treasury stocks to maintenance	-	(6,758)
Other	(9,459)	(16,935)

Net cash used in investing activities	(489,289)	(252,413)

Cash flow from financing activities:
Short-term debt:
Issuances	263,780	339,931
Amortization	(328,705)	(382,253)
Long-term loans:
Issuances	554,314	227,506
Amortization	(185,527)	(237,942)
Loans from affiliated companies	(5,833)	-
Dividends paid	(129,320)	(132,075)
Capital increase	47,218	-
Other	(1,087)	(198)

Net cash provided by (used in) financing activities	214,840	(185,031)

Net increase in cash and temporary cash investments	77,914	(22,254)

Cash and temporary cash investments at the beginning of the period	558,379	554,090
Cash and temporary cash investments at the end of the period	636,293	531,836

Supplemental disclosure of cash flow information:
Interest paid by financing	47,808	18,091
Income taxes paid	18,751	35,480

Ultrapar Participações S.A. and Subsidiaries

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of September 30, 2005

		Common	Preferred	Total

	Controlling Shareholders	33,748,059	885,979	34,634,038
	Board of Directors¹	406,824	78,971	485,795
	Officers²	-	129,950	129,950
	Fiscal Council	-	1,071	1,071

Note:	¹Shares which were not included in Controlling Shareholders' position
	²Shares which were not included in Controlling Shareholders' and Board of Directors' positions

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council - Last 12 Months

	30-sep-05³			30-sep-04

	Common	Preferred	Total	Common	Preferred	Total

Controlling Shareholders	33,748,059	885,979	34,634,038	35,526,511,357	115,851,189	35,642,362,546
Board of Directors¹	406,824	78,971	485,795	406,417,372	118,293,865	524,711,237
Officers²	-	129,950	129,950	-	104,000,000	104,000,000
Fiscal Council	-	1,071	1,071	-	931,437	931,437

Note:	¹Shares which were not included in Controlling Shareholders' position
²Shares which were not included in Controlling Shareholders' and Board of Directors' positions
³2005: quantities after the reverse split of shares in August 2005, in the proportion of 1:1000 shares.

Total free float and its percentage of total shares as of September 30, 2005

	Common	Preferred	Total

Total Shares	49,429,897	31,895,512	81,325,409
( - ) Shares held in treasury	6,617	211,097	217,714
( - ) Shares owned by Controlling Shareholders	33,748,059	885,979	34,634,038

Free-float	15,675,221	30,798,436	46,473,657

% Free-float / Total Shares	31.71%	96.56%	57.15%

Ultrapar Participações S.A. and Subsidiaries

The Company’s shareholders hold more than 5% of voting capital, up to the individual level, and breakdown of their shareholdings as of September 30, 2005

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%

Ultra S.A. Participações	32,646,696	66.04%	12	0.00%	32,646,708	40.14%
Parth Investments Company	9,311,730	18.84%	1,396,759	4.38%	10,708,489	13.17%
Monteiro Aranha S.A.	5,212,637	10.55%	1,011,888	3.17%	6,224,525	7.65%
Shares held in treasury	6,617	0.01%	211,097	0.66%	217,714	0.27%
Others	2,252,217	4.56%	29,275,756	91.79%	31,527,973	38.77%

TOTAL	49,429,897	100.00%	31,895,512	100.00%	81,325,409	100.00%

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%

Paulo Guilherme Aguiar Cunha	11,974,109	18.95%	0	0.00%	11,974,109	13.52%
Ana Maria Villela Igel	3,663,669	5.80%	3,186,410	12.57%	6,850,079	7.74%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Rogério Igel	7,505,576	11.88%	3,917,200	15.46%	11,422,776	12.90%
Joyce Igel de Castro Andrade	8,401,501	13.29%	4,365,161	17.22%	12,766,662	14.42%
Márcia Igel Joppert	8,401,501	13.29%	4,365,161	17.22%	12,766,662	14.42%
Fábio Igel	7,437,724	11.77%	4,070,447	16.06%	11,508,171	13.00%
Lucio de Castro Andrade Filho	3,775,470	5.97%	0	0.00%	3,775,470	4.26%
Others	5,617,299	8.88%	448,063	1.78%	6,065,362	6.85%

TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%

Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%

TOTAL	8,784	100.00%

MONTEIRO ARANHA S.A	Common	%	Preferred		%	Total	%

Joaquim Francisco M. de Carvalho	1,626,653	14.03%		-	-	1,626,653	14.03%
Fundo de Pensões do Banco Espírito Santo e
Comercial de Lisboa	1,168,121	10.07%		-	-	1,168,121	10.07%
Dresdner Bank AG	1,159,760	10.00%		-	-	1,159,760	10.00%
Bradesco Capitalização S.A	1,192,483	10.28%		-	-	1,192,483	10.28%
Soc. Técnica Monteiro Aranha Ltda	961,338	8.29%		-	-	961,338	8.29%
Olavo Egydio Monteiro de Carvalho	905,043	7.80%		-	-	905,043	7.80%
AMC Participações S/C Ltda	599,526	5.17%		-	-	599,526	5.17%
CEJMC Participações S/C Ltda	599,526	5.17%		-	-	599,526	5.17%
SAMC Participações S/C Ltda	599,526	5.17%		-	-	599,526	5.17%
Shares held in treasury	195,399	1.68%		-	-	195,399	1.68%
Others	2,590,222	22.34%		-	-	2,590,222	22.34%

TOTAL	11,597,597	100.00%		-	-	11,597,597	100.00%

Ultrapar Participações S.A. and Subsidiaries

BRADESCO CAPITALIZAÇÃO S.A	Common	%	Preferred	%	Total	%

Bradesco Vida e Previdência S.A	451,623	100.00%	-	-	451,623	100.00%

TOTAL	451,623	100.00%	-	-	451,623	100.00%

BRADESCO VIDA E PREVIDÊNCIA S.A	Common	%	Preferred	%	Total	%

Bradesco Seguros S.A.	182,381	100.00%	-	-	182,381	100.00%

TOTAL	182,381	100.00%	-	-	182,381	100.00%

BRADESCO SEGUROS S.A	Common	%	Preferred	%	Total	%

Banco Bradesco S.A.	627,530	100.00%	-	-	627,530	100.00%

TOTAL	627,530	100.00%	-	-	627,530	100.00%

BANCO BRADESCO S.A	Common	%	Preferred	%	Total	%

Cidade de Deus Cia Cial. De Partic.	118,517,427	47.92%	529,371	0.22%	119,046,798	24.18%
Fundação Bradesco	34,167,133	13.81%	10,921,440	4.46%	45,088,573	9.16%
Banco Bilbao Vizcaya Argentaria S.A.	12,366,285	5.00%	9,282,236	3.79%	21,648,521	4.40%
Banco Espírito Santo S.A.	16,377,413	6.62%	278,321	0.11%	16,655,734	3.38%
Others	65,897,432	26.65%	223,959,338	91.42%	289,856,770	58.88%

TOTAL	247,325,690	100.00%	244,970,706	100.00%	492,296,396	100.00%

CIDADE DE DEUS CIA CIAL PARTIC.	Common	%	Preferred	%	Total	%

Nova Cidade de Deus Partic. S/A	2,333,056,605	44.43%	-	-	2,333,056,605	44.43%
Fundação Bradesco	1,724,997,712	32.85%	-	-	1,724,997,712	32.85%
Lia Maria Aguiar	417,744,408	7.96%	-	-	417,744,408	7.96%
Lina Maria Aguiar	442,193,236	8.42%	-	-	442,193,236	8.42%
Others	332,631,968	6.34%	-	-	332,631,968	6.34%

TOTAL	5,250,623,929	100.00%	-	-	5,250,623,929	100.00%

NOVA CIDADE DE DEUS PARTIC. S.A.	Common	%	Preferred	%	Total	%

Fundação Bradesco	91,340,406	46.30%	209,037,114	98.35%	300,377,520	73.29%
Elo Participações S/A	105,932,096	53.70%	-	-	105,932,096	25.85%
Cx. Benef. dos Func. Bradesco	-	-	3,511,005	1.65%	3,511,005	0.86%

TOTAL	197,272,502	100.00%	212,548,119	100.00%	409,820,621	100.00%

SOCIEDADE TÉCNICA MONTEIRO ARANHA
LTDA	Capital Stock	%

Joaquim Monteiro de Carvalho	343,634	99.99%
Others	3	0.01%

TOTAL	343,637	100.00%

AMC PARTICIPAÇÕES S/C LTDA	Capital Stock	%

Astrid Monteiro de Carvalho	4,015,162	99.99%
Soc. Téc. Monteiro Aranha Ltda	1	0.01%

TOTAL	4,015,163	100.00%

CEJMC PARTICIPAÇÕES S/C LTDA	Capital Stock	%

Celi Elisabete Júlia M. de Caravalho	2,923,469	99.99%
Soc. Téc. Monteiro Aranha Ltda	1	0.01%

TOTAL	2,923,470	100.00%

SAMC PARTICIPAÇÕES S/C LTDA	Capital Stock	%

Sérgio Alberto M. de Carvalho	2,923,469	99.99%
Soc. Téc. Monteiro Aranha Ltda	1	0.01%

TOTAL	2,923,470	100.00%

Ultrapar Participações S.A. and Subsidiaries
INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Company name	3 - Number of corporate taxpayer (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s shareholders equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo - Operações Logísticas e	34.266.973/0001-99	Closely-held subsidiary	100.00	32.35	Commercial, industrial and other	2,461	2,461
	Participações Ltda.
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	16.05	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.55	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	67.03	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. - Indústria e	14.109.664/0001-06	Investee of subsidiary/affiliated company	99.24	50.03	Commercial, industrial and other	5,242	5,242
	Comércio
06	Terminal Químico de Aratu S.A. -	14.688.220/0001-64	Investee of subsidiary/affiliated company	99.43	6.33	Commercial, industrial and other	12,539	12,536
	Tequimar
07	Transultra - Armazenamento e	60.959.889/0001-60	Investee of subsidiary/affiliated company	100.00	4.14	Commercial, industrial and other	34,999	34,999
	Transporte Especializado Ltda.
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.54	22.77	Commercial, industrial and other	799,752	799,746
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100.00	4.58	Commercial, industrial and other	1,314	1,314
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	5.70	Commercial, industrial and other	24	24
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55.99	1.35	Commercial, industrial and other	2,751	2,751
12	Canamex Químicos S.A. de C.V.		Investee of subsidiary/affiliated company	100.00	1.56	Commercial, industrial and other	122,047	122,047

Note: This information is an integral part of the interim financial statements as required by the CVM.

Ultrapar Participações S.A. and Subsidiaries

CHARACTERISTICS OF DEBENTURES

1	- ITEM		01
2	- ORDER NUMBER		SINGLE
3	- REGISTER NUMBER IN THE CVM		CVM/SRE/DEB/2005/015
4	- REGISTER DATE		04/06/2005
5	- ISSUE SERIAL		UN
6	- ISSUE TYPE		SINGLE
7	- ISSUE NATURE		PUBLIC
8	- ISSUE DATE		03/01/2005
9	- MATURING DATE		03/01/2008
10	- DEBENTURE SPECIES		NO PREFERENCE
11	- YIELD		102.5% CDI
12	- AWARD		0
13	- NOMINAL AMOUNTS (REAIS)		10,000.00
14	- ISSUED AMOUNTS (IN THOUSANDS OF REAIS)		304,392
15	- ISSUED TITLE	(UNIT)	30,000
16	- CIRCULATION TITLE	(UNIT)	30,000
17	- TREASURY TITLE	(UNIT)	0
18	- RANSOM TITLE	(UNIT)	0
19	- CONVERTIBLE TITLE	(UNIT)	0
20	- TO PUT TITLE	(UNIT)	0
21	- LAST REPACTUATION DATE
22	- NEXT EVENT DATE		03/01/2006

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A – ANALYSIS OF CONSOLIDATED EARNINGS
Third Quarter 2005

(1) Key Indicators - Consolidated:

(R$ million)	3Q 05	3Q04	2Q05	Change 3Q05 X 3Q04	Change 3Q05 X 2Q05	9M 05	9M04	Change 9M05 X9M04

Net sales and services	1,229.3	1,319.5	1,202.0	(7%)	2%	3,568.3	3,564.2	0%
Cost of sales and services	(1,009.7)	(997.8)	(951.0)	1%	6%	(2,838.9)	(2,738.2)	4%
Gross Profit	219.6	321.7	251.0	(32%)	(13%)	729.4	826.0	(12%)
Selling, general and administrative	(141.0)	(145.9)	(131.6)	(3%)	7%	(409.9)	(408.3)	0%
expenses
Other operating (expense) income, net	0.5	1.3	(0.7)	(62%)	171%	1.0	4.4	(77%)
Operating income	79.1	177.1	118.7	(55%)	(33%)	320.5	422.1	(24%)
Financial (expense) income, net	(2.7)	(14.6)	(16.7)	(82%)	(84%)	(28.2)	(35.5)	(21%)
Equity income (expense)	(0.1)	(0.1)	1.5	-	-	1.3	-	-
Nonoperating expense, net	(0.7)	(3.3)	(0.7)	(79%)	0%	(3.2)	(12.1)	(74%)
Income before taxes and social	75.6	159.1	102.8	(52%)	(26%)	290.4	374.5	(22%)
contribution
Income and social contribution taxes	(22.7)	(55.5)	(31.1)	(59%)	(27%)	(85.2)	(129.8)	(34%)
Benefit of tax holidays (*)	15.3	28.2	18.5	(46%)	(17%)	54.7	64.2	(15%)
Minority interest	(1.0)	(2.3)	(0.7)	(57%)	43%	(2.4)	(4.2)	(43%)
Net income	67.2	129.5	89.5	(48%)	(25%)	257.5	304.7	(16%)

EBITDA	126.8	219.6	164.5	(42%)	(23%)	459.5	550.8	(17%)

Volume – LPG sales	409	401	388	2%	5%	1,153	1,169	(1%)
Volume – Chemicals sales	148	159	136	(7%)	9%	404	391	3%
(*) Benefits on tax holidays for subsidiaries, in 2004 expressed as part of “equity income” have been reclassified in order to allow a better comparison of the financials statements

(2) Performance Analysis:

Net Sales and Services - Ultrapar’s consolidated net sales and services in 3Q05 amounted to R$ 1,229.3 million, an increase of 2% in relation to 2Q05, and 7% lower than 3Q04. For the first nine months of 2005, Ultrapar's net revenues amounted to R$ 3,568.3 million, flat compared to the same period in 2004.

Ultragaz: The Brazilian LPG market grew by 1% in 3Q05, compared to the same period in 2004, due to the expansion in real wages and the stability seen in prices, which reduced the weighting of LPG in the family budget. Ultragaz experienced growth of 2% in its total sales volume, higher than the growth rate in the Brazilian market, principally due to the sales recovery in the domestic segment – Ultragaz ended the quarter with a market share of 24.3%, 0.4 percentage points higher than in 3Q04, and in line with the market share that the Company previously enjoyed before it started restructuring its distribution network. In relation to 2Q05, total sales volume for Ultragaz increased by 5% - in line with the expansion of 5% seen in the LPG market. For the year, both Ultragaz and the market saw a retraction in total sales volume, of 1%. Based on this, Ultragaz's bottled segment saw an increase of 4%, or 11 thousand tons, comparing 3Q05 with the same quarter in 2004. When compared with 2Q05, the increase amounted to 7%, or 17 thousand tons. The bulk segment, which mainly serves the commercial and industrial sectors, saw a drop of 2%, or 3 thousand tons, in relation to the same period in 2004, and an increase of 3%, or 4 thousand tons, in relation to 2Q05. Net sales and services at Ultragaz amounted to R$ 772.2 million, flat in relation to 3Q04. The expansion of 2% in volumes sold compensated for the drop in average sales price, due to the increased competitiveness of the market. Compared to the second quarter of 2005, Ultragaz's net revenues increased by 5%, in line with the increased sales volume.

Oxiteno: Total sales volume for Oxiteno amounted to 148 thousand tons in 3Q05, as a result of sales growth of 9% in the domestic market. The drop of 7% in relation to 3Q04 was because of lower sales to the international market, seeing that export shipments in 2Q04 were delayed, distorting the comparison base by increasing shipments booked in 3Q04. Total sales to the domestic market amounted to 101 thousand tons, up 9% on 3Q04, which up to that time had constituted an all-time quarterly sales record in the domestic market for Oxiteno. The higher sales volume to the domestic market is due to increased market share with the customers served by Oxiteno, as well as the performance of the economy. Sales to international markets in 3Q05 amounted to 47 thousand tons, 29% lower than 3Q04, principally due to (i) the higher export volume in 3Q04 as a consequence of the shipment delays that occurred in 2Q04, (ii) weaker international demand. Compared to 2Q05, total sales volume was up 9%, as a result of a 18% increase in sales to the domestic market. For the first nine months of 2005, Oxiteno reported an increase of 3% in total sales volume. Net sales and services at Oxiteno totaled R$ 409.4 million in 3Q05, 20% below 3Q04, due to: (i) the appreciation of 21% in the Brazilian Real against the US dollar, partially compensated by dollar prices which were on average 10% higher and (ii) sales volume 7% lower in the quarter. Compared to 2Q05, net revenues were down 3% - the effects of a stronger Real (up on average by 6%) and a drop of 15% in the price of glycols were partially compensated by an increase of 9% in sales volume.

Ultracargo: The increase in the volume of operations at Ultracargo in this third quarter of 2005, was due to new operations, particularly the operational startup of the Santos Intermodal Terminal -TIS in July 2005, as well as the winning of new clients. The average amount of liquid and gas stored in 3Q05 increased by 10% and 7%, in relation to 3Q04 and 2Q05, respectively. The storage of solids increased by 11% in relation to 3Q04, and was 1% lower than 2Q05. Kilometrage travelled increased by 2% and 1%, respectively, compared to 3Q04 and 2Q05. Total net sales and services amounted to R$ 61.6 million, an increase of 18% in relation to 3Q04, as a result of new operations, particularly the Santos Terminal, the winning of new clients and contractual price increases. These same factors caused Ultracargo's net revenues to show an increase of 5% in relation to 2Q05.

Cost of Goods Sold (COGS):Ultrapar's cost of goods sold amounted to R$ 1,009.7 million in 3Q05, an increase of 1% compared to 3Q04, and 6% compared to 2Q05. For the first nine months of 2005, the cost of goods sold was 4% higher than the same period in 2004.

Ultragaz: the cost of goods sold in 3Q05 increased by 4% in relation to 3Q04, and up 7% compared to 2Q05, due principally to: (i) higher sales volume, (ii) higher freight costs and (iii) the increase in personnel costs, of particular note being the collective wage agreement celebrated.

Oxiteno: the cost of goods sold at Oxiteno in 3Q05 amounted to R$ 308.7 million, down 6% compared to 3Q04, in line with the variation in sales volume - the rise of 15% in the cost of ethylene in dollar terms as a function of the rise in oil prices, was compensated by the appreciation in the Brazilian Real. Compared to 2Q05, Oxiteno's cost of goods sold increased by 4%, less than the increase of 9% seen in volumes sold, as a function of the appreciation in the average Brazilian Real.

Ultracargo: the cost of services provided in 3Q05 amounted to R$ 39.8 million, an increase of 21% when compared to 3Q04, as a result of the new operations, the rise in fuel costs and the employee salary increase. When compared to 2Q05, the cost of services provided by Ultracargo increased by 8%, impacted mainly by the startup of operations at the Santos Intermodal Terminal - TIS - and by the increase in fuel costs.

Gross Profit: In 3Q05 Ultrapar reported a gross profit of R$ 219.6 million, a decrease of 32% and 13% in relation to 3Q04 and 2Q05, respectively. In the 9M05 gross profit was R$ 729.4 million, 12% lower than the R$ 826.0 million reported in the same period of 2004.

Sales, General and Administrative Expenses: Ultrapar's sales, general and administrative expenses amounted to R$ 141.0 million in 3Q05, a drop of 3% in relation to 3Q04 and an increase of 7% in relation to 2Q05. For the first nine months of 2005, Ultrapar's sales, general and administrative expenses amounted to R$ 409.9 million, practically in line with the figure in the same period in 2004.

Ultragaz: sales, general and administrative expenses at Ultragaz amounted to R$ 73.3 million in 3Q05, down 5%, in relation to 3Q04, basically as a result of the lower expense levels achieved due to rationalization efforts during the year. In comparison with 2Q05, sales, general and administrative expenses saw an increase of 5% impacted by: (i) the collective wage increase agreement; and (ii) the increase of 5% in volume sold in 3Q05, compared to 2Q05.

Oxiteno: sales, general and administrative expenses amounted to R$ 52.5 million in the quarter, down 9% when compared to 3Q04. Sales expenses were down 9%, basically due to lower export sales volume, reducing the cost of export freight. Administrative expenses were down 10%, due to lower personnel expenses, due basically to the reduction in the provision for employee profit-sharing payments. In relation to 2Q05, sales, general and administrative expenses increased by 6%, basically as a result of the rise in administrative expenses.

Ultracargo: Ultracargo's sales, general and administrative expenses amounted to R$ 16.6 million in 3Q05, up 31% in relation to 3Q04, principally due to the increase in personnel costs, as a result of expansion in the size of the workforce, due to new operations and the collective wage increase agreement introduced for the company's employees. In comparison with 2Q05, sales, general and administrative expenses were up 21%, the main impacts being the increase in the size of the workforce and the rise in general and administrative expenses as a result of the startup of operations at the Santos Intermodal Terminal - TIS.

Operating Income: Ultrapar reported an operating income of R$ 79.1 million, 55% lower than the operating income reported in 3Q04. Compared to 2Q05, Ultrapar’s operating income retracted by 33%. In the first nine months of 2005, Ultrapar’s operating income totaled R$ 320.5 million, 24% lower than the same period of 2004, when Ultrapar’s operating income totaled R$ 422.1 million.

Financial Result: Ultrapar reported financial expenses net of financial revenues of R$ 2.7 million in 3Q05, compared to R$ 14.6 million in 3Q04, a drop of 82% between the corresponding quarters. Compared to 2Q05, financial expenses net of financial revenues were 84% lower. The main factor behind this reduction was the 5% appreciation seen in the Brazilian Real in 3Q05, compared to 8% in 3Q04 and 12% in 2Q05. Furthermore, revenues from financial investments were up as a result of the company's increased net cash position.

Non-Operating Expenses: In 3Q05 Ultrapar reported a non-operating expense of R$ 0.7 million, an improvement of 79% or R$ 2.6 million compared to 3Q04, when Ultrapar reported a non-operating expense of R$ 3.3 million. Compared to 2Q05, Ultrapar's non-operating expenses in the quarter were practically unchanged. This result is basically due to the scrapping of storage cylinders at Ultragaz.

Income Tax and Social Contribution: Ultrapar’s 3Q05 income tax and social contribution expenses amounted to R$ 22.7 million, a decrease of 59% in relation to 3Q04, when Ultrapar’s income tax and social contribution expenses was R$ 55.5 million. Besides the lower results reported in 3Q05 in relation to 3Q04, non-taxable revenues resulted in a R$ 3.1 million benefit in this third quarter.

Benefit of Tax Holidays: Ultrapar is entitle to federal tax benefits for its activities in the Northeast Region of Brazil, due to the federal program for development of the region. Tax benefits cover Oxiteno’s plant in Camaçari, Bahiana Distribuidora de Gás and Tequimar. In this third quarter, tax benefits amounted to R$ 15.3 million, 46% lower than that in the same period of 2004. The tax benefits reduction is in line with the reduction in Oxiteno’s results in the Camaçari plant.

Lucro Líquido: consolidated net earnings in 3Q05 amounted to R$ 67.2 million, down 48% and 25%, respectively, in relation to 3Q04 and 2Q05. Net earnings for the first nine months of 2005 amounted to R$ 257.5 million, down 16% in relation to the same period in 2004.

EBITDA: Ultrapar reported consolidated operational cash generation (EBITDA) of R$ 126.8 million in 3Q05 a reduction of 42% in relation to 3Q04 and 23% compared to 2Q05. Despite the good sales volume performance shown by its businesses, the company's financial performance was affected mainly by the continuing appreciation in the Brazilian Real, the drop in the average price of petrochemical products in relation to the previous quarter and the strong cost pressure as a consequence of higher oil prices. For the first nine months of 2005, Ultrapar's EBITDA amounted to R$ 459.5 million, 17% lower than the EBITDA reported in the same period in 2004.

Ultragaz: Ultragaz reported EBITDA of R$ 53.1 million, down 28% in relation to that reported in 3Q04, due basically to the drop in the average sales price as a result of a more competitive market and the rise in freight costs. Compared to 2Q05, EBITDA at Ultragaz was down 15%, due to increased costs and operational expenses, as a consequence of higher diesel prices and wage increase agreements. Ultragaz's profitability, as measured in EBITDA/ton, amounted to R$ 130/ton in this third quarter, R$ 53/ton and R$ 30/ton lower than 3Q04 and 2Q05, respectively.

Oxiteno: Oxiteno ended 3Q05 with EBITDA of R$ 59.6 million, 55% and 31% lower than 3Q04 and 2Q05, respectively. These reductions were due to: (i) the effect of the appreciation of the Brazilian Real against the US dollar, of 21% between 3Q04 in 3Q05; (ii) the higher oil price level, which has put pressure on costs; and (iii) the lower price of glycol in 3Q05. Even operating in such an extremely unfavorable scenario, Oxiteno's profitability, measured in EBITDA/ton, amounted to US$ 172/ton, still in line with the company’s annual historic average.

Ultracargo: Ultracargo reported an increase of 9% in EBITDA for 3Q05, compared to 3Q04, due basically to the company's increased operational volume. When compared to 2Q05, EBITDA at Ultracargo was down 9%, principally due to the costs and expenses generated as a result of the startup of operations at the Santos Intermodal Terminal, still without corresponding proportional revenues to compensate.

EBITDA

R$ million	3Q05	3Q04	2Q05	Change	Change	9M05	9M04	Change
				3Q05 X	3Q05 X			9M05 X
				3Q04	2Q05			9M04

Ultrapar	126.8	219.6	164.5	(42%)	(23%)	459.5	550.8	(17%)

Ultragaz	53.1	73.3	62.2	(28%)	(15%)	160.7	205.5	(22%)

Oxiteno	59.6	133.2	87.0	(55%)	(31%)	258.0	309.3	(17%)

Ultracargo	12.5	11.5	13.8	9%	(9%)	36.3	31.4	16%

We hereby inform that, in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes has not performed during this first nine months of the year any other service than the audit service related to Ultrapar and affiliated companies’ financial statements. We also inform that there is no perspective, for the year in course, that Deloitte will perform any other service amounting to more than 5% of the auditing cost.

ITEM 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (12/2005)

Date, Time and Place:

November 9, 2005, at 2:30 p.m., at the company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 – 9º andar, in the City of São Paulo, State of São Paulo.

Present :

Members of the Board of Directors, whose signatures appear below, and a member of the company’s Fiscal Council, Mr. Flavio Maia Luz.

Deliberations :

1)	The company’s performance and the related financial statements for the 3rd quarter of this fiscal year were examined and discussed.

2)	To authorize the contraction of a loan in the international market by the company or any of its subsidiaries, up to the amount of US$ 250,000,000.00 (two hundred and fifty million dollars), with a 10 (ten) year term, as well as the guarantees to be provided to this loan.

3)	To approve that the Company’s Management executes all acts required and signs all documents necessary to effect the resolutions set forth in item “2” and “3” of these minutes.

Note: all resolutions were approved by all those present, except for Board member Renato Ochman, who abstained from voting.

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A. on November 9, 2005)

With nothing further to discuss, the meeting was closed and these Minutes were prepared, read, and approved, and have been signed by all directors present.

Signatures) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice Chairman; Ana Maria Levy Villela Igel; Nildemar Secches; Olavo Egydio Monteiro de Carvalho; Paulo Vieira Belotti, and Renato Ochman.

I declare that this is a faithful copy of the minutes written in the Company’s record books.

Paulo Guilherme Aguiar Cunha
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: November 09, 2005

	By:	/s/ Fábio Schvartsman

Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer